


SENETEK PLC

2008

Annual Report

Senetek PLC

www.senetekplc.com

SENETEK PLC

Annual report and financial statements for the year ended 31 December 2008

Contents

Directors	F J Massino
	A Williams
	R Bogardus
	K Dukes
Secretary and registered office	W F O'Kelly, Sceptre Court, 40 Tower Hill, London, EC3N 4DX
American Depository Receipts	The Bank of New York, ADR Division 101 Barclay Street-15E, New York, New York 10286
Company number	1759068
Auditors	BDO Stoy Hayward LLP, 55 Baker Street, London, W1U 7EU
Lawyers	Baker & McKenzie, LLP, 1114 Avenue of the Americas New York, New York 10036-7703

SENETEK PLC

Report of the directors for the year ended 31 December 2008

The directors present their report together with the audited financial statements for the year ended 31 December 2008.

Results and dividends

The consolidated profit and loss account for the year is set out on page 13 and shows after tax loss for the year of $3,769,000 (2007 profit: $19,458,000).

The directors do not recommend the payment of any dividend.

Principal activities, review of business and future developments

Senetek PLC is a company incorporated in England and Wales under the Companies Act 1985, and is listed with the United States Securities and Exchange Commission. Senetek has three wholly-owned subsidiaries, Senetek Drug Delivery Technologies Inc. ("SDDT") and Senetek Denmark ApS, corporations formed by Senetek under the laws of Delaware and Denmark, respectively, and Carmé Cosmeceutical Sciences Inc. ("CCSI"), a Delaware corporation acquired by Senetek in 1995.

Senetek is a life sciences-driven enterprise engaged in developing and marketing proprietary products that fulfil important unmet consumer needs related to aging. The Group's business is comprised of two business segments: biopharmaceuticals, currently principally those addressing sexual dysfunction (the "Pharmaceuticals Segment"), and dermatological/skincare compounds principally addressing photo-aging and other skincare needs (the "Skincare Segment").

The Group has two types of revenue; license and product revenue. License revenue, received in the form of royalties, is recognised when the license rights are granted, to the extent that the Group has performed its contractual obligations, based on the fair value of the right to consideration for each component of the agreement. License revenue received in advance is deferred to the extent that the Group has substantive ongoing obligations. Product revenue is recognised upon delivery and is stated at the net invoiced value of goods supplied, net of any trade discounts, VAT and other sales related taxes.

On 30 March 2007, Senetek terminated its existing license agreement with Valeant and entered into a new license acquisition agreement with Valeant ("License Acquisition Agreement"). Under the terms of the License Acquisition Agreement, the Group granted Valeant a paid up license for its Kinetin and Zeatin compounds and assigned to Valeant future royalties from other Kinetin license agreements to which it was a party, in return for a cash payment of $21 million, a waiver of $6 million in future marketing credits the Group otherwise would have owed Valeant, and a right to share in future royalties due to Valeant from other Kinetin licensees through 2011.

Group turnover from continuing operations has decreased 93% to $1,845,000 (2007: $26,471,000) and operating profit by 123% to a loss of $4,570,000 (2007: profit of $20,168,000). 2008 has been a year of transition for Senetek as it shifts its focus from royalty based revenue to product sale revenue with the introduction of Pyratine-6™ and Pyratine XR™. In 2007, substantially all of the Group's revenue was derived from license fees and royalties on its patented Kinetin and Zeatin skincare ingredients and remittances received from Covance Antibody Services Inc. on sales of monoclonal antibodies produced from cell lines licensed by the Group from RFMH. As a result of the License Acquisition Agreement with Valeant, 2007 revenues were remarkably strong. As a result, the Group's future revenues from its Kinetin and Zeatin products are expected to be minimal, if any. The Group expects its 2009 revenue and net income to increase from 2008 despite the current downturn in the economy. However the Group is also dependent upon successful development of new active ingredients for its future revenue growth.

Profit on disposed operations of $*nil* (2007: $86,000) related to the collection of funds from a sales transaction consummated in December 2002. The 2007 profit represents the final collection of payments in regards to this disposal. Refer to Note 24 for details.

On 4 March 2008, the Group announced it had entered into a contractual dispute resolution process with Triax, the privately-held specialty pharmaceuticals marketer which Senetek licensed in August 2007 to sell a line of skincare products featuring Senetek's new Pyratine-6™ active ingredient in the ethical channel of distribution. As a result of the agreement termination the Group will not receive the minimum sales of $10.8 million for fiscal 2008 as specified in the contract.

On 27 June 2008 Senetek reached an agreement to terminate its marketing agreement with Triax for Pyratine-6, the terms of which include the return of $1,125,000 in cash from Triax and a service provider, return of all intellectual property, product inventory and promotional materials, access and ownership of all accounts opened, remittance of all proceeds of product sales through the agreement termination date, rights to use the Triax Aesthetics name for one year in conjunction with sales of existing packaged product inventory; and a non-competition agreement from Triax and certain related parties prohibiting them from selling any topical non monograph products used for antiaging purpose and/or in connection with acne rosacea for a period of two years.

The key performance indicators used by the Group are gross margins, research and development expense and general and administrative expenses.

2008 gross margin was 59% or $1,092,000, a reduction of 36 percentage points over the gross margin in 2007 of 95% or $25,204,000. As expected, gross margin decreased markedly in 2008 while cost of goods sold increased resulting from investments in the sales and marketing efforts for Pyratine-6™. 2007 gross margin percent is higher because it was primarily royalty based. In the case of other emerging skincare products, Senetek may opt to develop or co-develop its own distribution capability within certain channels which can be efficiently serviced without significant infrastructure. In this case, the Group would expect its revenues and gross profit to be higher but its gross profit percentage to be lower.

Research and development expense of $1,141,000 in 2008, compared to $1,164,000 in 2007. Research and development spending in 2008 was relatively stable as compared to 2007. The Group expects to accelerate research and product development and, as a result, research and development expense will increase in the future as progress continues on compounds in our skincare product pipeline.

General and administrative expense of $5,788,000 is 314% of total revenue in 2008 compared to 20% or $5,195,000 in 2007. Administration, sales and marketing expenses increased in 2008 as compared to 2007 primarily due to increases in payroll and consulting, stock based compensation expense, marketing and legal, partially offset by the decrease in Triax marketing. In 2008 Senetek began hiring personnel and consultants to manage the in-house launch of Pyratine-6™. In addition, a marketing program for Pyratine-6™ was developed to create brand recognition. Also in January 2008, stock options were issued to directors and management resulting in an increased non-cash expense of stock based compensation in 2008. Termination of the agreement with Triax increased legal fees and decreased Triax marketing fees in 2008 as compared to 2007.

The Group enters into indemnification provisions under its agreements with other companies in its ordinary course of business, typically with licensees, research institutes at which studies are conducted, landlords, investment bankers and financial advisers. Under these provisions the Group generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of their performance of such agreements except in cases of their negligence or default. These indemnification provisions often include indemnifications relating to representations made by the Group, including those with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. In some cases, the Group has obtained insurance providing coverage for losses such as these, against which the Group has agreed to indemnify a third party. The maximum potential amount of future payments the Group could be required to make under these indemnification provisions generally is limited. The Group has not incurred material costs in connection with defending these indemnification agreements. As a result, management believes the estimated fair value of these obligations is minimal. Accordingly, the Group has no liabilities recorded for these agreements as of 31 December 2008.

Financial instruments

The directors believe that fluctuations in interest rates in the near term could affect the Group's consolidated operating results, financial position and cash flows. Senetek maintains a portfolio of cash equivalents with original maturities of three months or less. Average interest rate on the portfolio was approximately 2.7% in 2008. Fluctuations in interest rates will have an impact on the market value of these investments. This risk is managed by investing in short term instruments of investment grade quality credit issuers.

The Group has no current or long term debt or outstanding lines of credit.

The directors do not consider that exchange risk or movements in interest rates is material as the majority of the Group and Group's transactions are denominated in United States dollars and there is no debt.

The Group performs periodic credit evaluations of the financial condition of its customers, monitors collections and payments from customers, and generally does not require collateral. Receivables are generally due within 30 days. The Group provides for the possible inability to collect accounts receivable by recording an allowance for doubtful accounts. The Group writes off an account when it is considered to be uncollectible. The Group estimates its allowance for doubtful accounts based on historical experience, aging of accounts receivable, and information regarding the creditworthiness of its customers. The Group estimates its allowance for doubtful accounts pursuant to sales returns based on the Group's historical rate of returns and current market conditions. To date, losses have been within the range of management's expectations. The directors do not consider bad debt to be a material risk.

Operations are financed by a mixture of cash on hand and cash receipts. Further details regarding financial instruments are in Note 16.

Post balance sheet events

Refer to Note 26 for detail of post balance sheet events.

Research and development

The Group operates a dedicated research laboratory facility in leased space at the Science Park adjacent to the University of Aarhus, Denmark. Under the direction of Dr. Brian Clark, Senetek's Chief Scientist, the laboratory conducts compound screening, testing for cellular toxicity, testing for cellular biological activity and initial safety testing. The facility consists of two fully equipped laboratories and three administrative offices which house a full-time research biologist and a chemical technician.

As new active ingredients successfully pass biological activity testing and initial safety testing, Senetek collaborates with the Department of Dermatology of the University of California at Irvine for comprehensive consulting and pre-clinical and clinical testing services. The Department's faculty has extensive experience in collaborating with the pharmaceutical and cosmetic industries in new product development and is internationally recognized for its contributions in both basic and clinical derma pharmacology. Dr. Jerry McCullough, Department Chairman, has a consulting agreement with the Company and is closely involved in Senetek's in vivo studies.

These relationships form the basis for a continuous, interactive flow of new product identification, evaluation and testing activity between Senetek's dedicated laboratory in Aarhus, its research and development collaborations, and the University of California-Irvine and other clinical evaluators and testers the Company employs, as appropriate.

Policy on the payment of creditors

It is the policy of the Group to pay creditors and suppliers in accordance with their normal terms of business. Creditor days for the Group outstanding at 31 December 2008 averaged 16 days compared to 19 days at 31 December 2007.

Employees

The Group continues to place a high emphasis on attracting, retaining and developing employees to achieve the Group's business plan objectives. The Group pursues an active policy of employee involvement and development, including communication through staff meetings, written communications to all staff and use of the Group's intranet. Employees are provided with information on matters affecting them as employees, on developments with the business and on the various factors affecting the Group's performance. Group policies and practices are continually reviewed and improved as required to meet the needs of employees and the business.

Health, safety and environmental ("HSE") issues

The Group is committed to providing equality of opportunity for all employees and in particular ensures that fair selection and development procedures apply. The aim of the Group's policy is to ensure that no job applicant or employee receives less favourable treatment than any other on the grounds of age, sex, sexual orientation, disability, marital status, colour, religion, race or ethnic origin.

The Group encourages the involvement of the employees in the Group's success through share incentive schemes, as well as a bonus scheme which emphasises performance and delivery of business plan objectives.

The Group is committed to upholding the highest standards of HSE protection for the benefit of its employees, the public at large and the environment. The Group's commitment to the health and safety of its staff is set out in its health and safety policy section of the Employee Policies Manual issued by the Group. Senetek's policy for employees working on clients' sites is that industry best practice is observed as a minimum even when local requirements fall short of these standards. Safety issues, together with the control measures in place, form part of the Group's risk based internal control system.

The Group's premises are composed entirely of offices since it has no manufacturing capability. Its operations have a limited direct impact on the environment, involving neither hazardous substances nor complex waste emissions. However, the Group is conscious of the need for best practice wherever possible in such matters recycling and general conservation of resources as may be relevant.

Substantial shareholders

On 31 March 2009, the Bank of New York Nominees Limited held, on behalf of the many beneficial owners, 7,574,571 Ordinary shares of 40p each, representing 99.1% of the issued share capital of the Group. The directors are not aware of any other entity or person with a holding of 3% or more of the share capital of the Group.

Directors

The directors of the Group during the year were as follows:

Frank Massino
Anthony Williams
Kerry Dukes
Rodger Bogardus (1)

---

(1) Rodger Bogardus was re-elected to the board in at the Annual General Meeting in December 2008.

Under its Articles of Association, the Group is required to indemnify its officers and directors for all costs, losses and liabilities they may incur as a result of the officer or director's serving in such capacity subject to statutory restrictions. The term of the indemnification period is for the officer's or director's lifetime.

The maximum potential amount of future payments the Group could be required to make under the indemnification provisions contained in its Articles of Association is unlimited except as provided by applicable law. However, the Group has a Directors' and Officers' liability insurance policy that limits its exposure and enables it to recover all or a portion of any future amounts paid by the Group to indemnify a director or officer. As a result of its insurance policy coverage, management believes the estimated fair value of these indemnification obligations is minimal and has no liabilities recorded for these agreements as of 31 December 2008.

Auditors

All of the current directors have taken all the steps that they ought to have taken to make themselves aware of any information needed by the Group's auditors for the purposes of their audit and to establish that the auditors are aware of the information. The directors are not aware of any relevant audit information of which the auditors are unaware.

BDO Stoy Hayward LLP have expressed their willingness to continue in office and a resolution to re-appoint them will be proposed at the annual general meeting.

By order of the Board

William O'Kelly

Secretary

31 July 2009

SENETEK PLC

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and have chosen to prepare financial statements for the Group and Company in accordance with United Kingdom Generally Accepted Accounting Practice.

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the group and company and of the consolidated profit or loss for that year. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Financial statements are published on the group's website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions. The maintenance and integrity of the group's website is the responsibility of the directors. The directors' responsibility also extends to the ongoing integrity of the financial statements contained therein.

SENETEK PLC

Report of the independent auditors

To the shareholders of Senetek PLC

We have audited the group and parent company financial statements (the "financial statements") of Senetek PLC for the year ended 31 December 2008 which comprise the consolidated profit and loss account, the consolidated and company balance sheets, the consolidated cash flow statement, and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Generally Accepted Accounting Practice are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Act 1985 and whether the information given in the directors' report is consistent with those financial statements. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the annual report and consider whether it is consistent with the audited financial statements. The other information comprises only the directors' report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Our report has been prepared pursuant to the requirements of the Companies Act 1985 and for no other purpose. No person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of the Companies Act 1985 or has been expressly authorised to do so by our prior written consent. Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the group's affairs as at 31 December 2008 and of its loss for the year then ended;
- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 31 December 2008;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

BDO STOY HAYWARD LLP
Chartered Accountants and Registered Auditors
London

31 July 2009

SENETEK PLC

Consolidated profit and loss account for the year ended 31 December 2008

	Note	Total 2008 $'000	Total 2007 $'000
Turnover	2	**1,845**	26,471
Cost of sales		**(753)**	(1,267)
Gross profit		**1,092**	25,204
Administrative expenses		**(6,929)**	(6,359)
Other operating income	23	**1,267**	1,323
Operating (loss) profit	5	**(4,570)**	20,168
Profit on disposed operations	24	**—**	86
(Loss) profit on ordinary activities before interest		**(4,570)**	20,254
Interest receivable	7	**499**	881
Interest payable and similar charges	6	**(1)**	(37)
(Loss) profit on ordinary activities before taxation		**(4,072)**	21,098
Refund (taxation) on (loss) profit on ordinary activities	8	**303**	(1,640)
(Loss) profit for the financial year	18	**(3,769)**	19,458
(Loss) earnings per share			
Basic	9	**(0.493)**	2.545
Diluted	9	**(0.493)**	2.514

All recognised gains and losses are included in the profit and loss account.

All activities relate to continuing operations.

The notes on pages 13 to 30 form part of these financial statements.

SENETEK PLC

Consolidated balance sheet at 31 December 2008

	Note	2008 $'000	2008 $'000	2007 $'000	2007 $'000 As restated
Fixed assets					
Tangible assets	10		**98**		152
Current assets					
Stocks	12	**165**		140	
Debtors	13	**857**		446	
Short term deposits	16	**10,143**		—	
Cash at bank and in hand		**5,833**		19,979	
		16,998		20,565	
Creditors: amounts falling due within one year	14	**1,804**		2,134	
Net current assets			**15,194**		18,431
Total assets less current liabilities			**15,292**		18,583
Creditors: amounts falling due after more than one year	15		**588**		760
Net assets			**14,704**		17,823
Capital and reserves					
Called up share capital	17		**4,940**		4,940
Share premium account	18		**62,045**		62,045
Other reserves	18		**1,760**		1,783
Profit and loss account	18		**(54,041)**		(50,945)
Shareholders' funds			**14,704**		17,823

The financial statements were approved and authorised for issue by the Board of Directors on 31 July 2009.

Frank J. Massino
Director

The notes on pages 13 to 30 form part of these financial statements.

SENETEK PLC

Company balance sheet at 31 December 2008

	Note	2008 $'000	2008 $'000	2007 $'000	2007 $'000 As restated
Fixed assets					
Tangible assets	10		**98**		152
Investments	11		**1,199**		1,198
			1,297		1,350
Current assets					
Stocks	12	**165**		140	
Debtors	13	**848**		446	
Short term deposits	16	**10,143**		—	
Cash at bank and in hand		**5,833**		19,979	
		16,989		20,565	
Creditors: amounts falling due within one year	14	**1,804**		2,179	
Net current assets			**15,185**		18,386
Total assets less current liabilities			**16,482**		19,736
Creditors: amounts falling due after more than one year	15		**588**		760
Net assets			**15,894**		18,976
Capital and reserves					
Called up share capital	17		**4,940**		4,940
Share premium account	18		**62,045**		62,045
Other reserves	18		**1,760**		1,783
Profit and loss account	18		**(52,851)**		(49,792)
Shareholders' funds			**15,894**		18,976

The financial statements were approved and authorised for issue by the Board of Directors on 31 July 2009.

Frank J. Massino
Director

The notes on pages 13 to 30 form part of these financial statements.

SENETEK PLC

Consolidated cash flow statement for the year ended 31 December 2008

	Note	2008 $'000	2008 $'000	2007 $'000	2007 $'000
Net cash (outflow) inflow from operating activities	19		**(4,345)**		18,837
Returns on investments and servicing of finance					
Interest received	7	**499**		878	
Interest paid	6	(1)		(37)	
Net cash inflow from returns on investment and servicing of finance			**498**		841
Taxation			**(146)**		**(1,640)**
Acquisitions and disposals					
Purchase of tangible fixed assets			**(10)**		**(5)**
Cash (outflow) inflow before financing and management of liquid resources			**(4,003)**		18,033
Management of liquid resources					
Purchase of short term deposits			**(10,143)**		—
Financing					
Payment of debt	15		—		(1,508)
Debt recovery—sale of assets to USITC	24		—		86
(Decrease) increase in cash	20		**(14,146)**		16,611

The notes on pages 13 to 30 form part of these financial statements.

SENETEK PLC

Notes forming part of the financial statements for the year ended 31 December 2008

1 Accounting policies

The financial statements have been prepared on the historical cost basis, are in accordance with United Kingdom applicable accounting standards, and have been applied to both the Group and the Company consistently throughout the year and the preceding year. The financial statements are presented in U.S. dollars as this represents the functional currency of the Group. As of 31 December 2008, and for the year then ended, the year end and average conversion rates from U.S. Dollars to British Pound Sterling was 0.69096 and 0.54491, respectively.

Basis of consolidation

The group financial statements consolidate the financial statements of Senetek PLC, and its wholly-owned subsidiary undertakings, Senetek Drug Delivery Technologies, Inc. ("SDDT"), Carmé Cosmeceutical Sciences, Inc. ("CCSI"), both of which are incorporated in the State of Delaware, and Senetek Denmark ApS formed in Denmark, up to 31 December 2008.

A separate profit and loss account dealing with the results of the Company only has not been presented, as provided by Section 230 of the Companies Act 1985. The Company loss for the year is disclosed in Note 18.

The Group is also exempt under the terms of Financial Reporting Standard 8 from disclosing normal trading related party transactions with entities that are part of the Senetek PLC Group.

Revenue Recognition

Revenue is measured at the fair value of consideration received or receivable and represents amounts receivable, in the normal course of business, from the sales of skincare products and license and development agreements and is stated net of any trade discounts, VAT and other sales related taxes. Revenue from license and development agreements is typically in the form of royalties on the sale of the product once marketed.

License revenue is recognised when the license rights are granted to the extent that the Group has performed its contractual obligations, based on the fair value of the right to consideration for each component of the agreement. License revenue received in advance is deferred to the extent that the Group has substantive ongoing obligations.

Revenue from the Group's sale of skincare products is recognised upon delivery which is generally the time of shipment where legal title and risk of loss is transferred to the Group's customers, and is stated at the net invoiced value of goods supplied to customers net any trade discounts, VAT and other sales related taxes.

Deferred taxation

Deferred tax balances are recognised in respect of all timing differences that have originated but not reversed by the balance sheet date except that the recognition of deferred tax assets is limited to the extent that the Group anticipates making sufficient taxable profits in the future to absorb the reversal of the underlying timing differences.

Deferred tax balances are not discounted.

Share-based payments

The Group issued equity settle share options to certain employees. These are measured at fair value excluding non-market based conditions at the date of grant. The fair value determined at the grant date is expensed on a straight line basis over the vesting period, which in most cases is four years, adjusted for the Group's estimate of the effect of non market-based vesting conditions. Details of the vesting conditions attached to the current options in issue are given in Note 27.

Fair value is measured by use of the Black-Scholes-Merton option-pricing model. The expected life used in the model has been adjusted, based on management's best estimate, for the non-transferability, exercise restrictions and behavioural considerations.

The credit entry for the charge is taken to reserves and reported in the reconciliation of movement in shareholders' funds, as disclosed in Note 18.

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

For consolidation purposes, the assets and liabilities of overseas subsidiary undertakings are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year. Exchange differences arising on these translations are taken to reserves, net of exchange differences arising on related foreign currency borrowings.

Investments

Investments are held at cost less any provision for impairment in value.

Tangible fixed assets

Tangible fixed assets are stated at cost. Depreciation is calculated on a straight line basis so as to write off the cost less residual value of tangible fixed assets by equal instalments over their useful economic lives as follows:

Plant, laboratory equipment and furniture - 3—15 years

Research and development

Expenditure on research and development is written off as incurred and includes a proportion of salaries and other expenses relating thereto.

Stock

Stock has been valued at the lower of cost and net realisable value using the first-in, first-out method.

Finance costs

Finance costs are charged to profit over the term of the debt so that the amount charged is at a constant rate on the carrying amount of the associated debt. Finance costs include issue costs, which are initially recognised as a reduction in the proceeds of the associated capital instrument.

Financial instruments

In relation to the disclosures made in Note 16:

- short term debtors and creditors are not treated as financial assets or financial liabilities (other than for currency disclosures); and
- the Group does not hold or issue derivative financial instruments for trading purposes.

Debt issued with warrants

When warrants are issued in conjunction with debt, the fair value of the warrants issued is treated as additional notes payable discount and is amortised as interest expense over the life of the note. The fair value of these warrants is calculated using the Black-Scholes Model.

Operating leases

Operating lease rentals are charged on a straight-line basis to the profit and loss account over the term of the lease.

Impairment of long-lived assets

The carrying value of long-lived assets, property and equipment and intangible assets is reviewed for impairment in value whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

Accounting for pensions

Eligible employees may enrol in the Group's 401(k) pension plan. Under this plan, the Group will match 100% if the participant's deferral up to 3% plus 50% of the next 2% deferred for a maximum match of 4%. Group matched funds are deposited bi-weekly and expensed.

Management of liquid resources

For the purposes of the statement of cash flows and balance sheet, the Group considers any highly liquid investments purchased with an original maturity of three months or less to be liquid resources. The Group's short-term investments represent certificates of deposit ("CDARS") with various financial institutions totalling $10,143,000 at December 31, 2008 (2007: $*nil*). Each CDAR has a principal balance of approximately $99,000 and is outstanding for a period of six months.

Prior year adjustment—change in accounting policies in relation to Reserves

As detailed in Note 18, certain elements of other reserves have been reclassified to the profit and loss reserve during the year. These changes have had no effect on the comparative net assets or profits.

Notes forming part of the financial statements for the year ended 31 December 2008 ***(Continued)***

2 Segmental analysis

The analysis of turnover, operating profit and net assets (liabilities) by business and geographical area, and by origin and destination, is as follows for continuing operations:

	Pharmaceuticals		Skincare		Group	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Turnover	**1,313**	1,369	**532**	25,102	**1,845**	26,471
Operating (loss) profit					**(4,570)**	20,168
Net interest and similar charges					**498**	844
(Loss) profit before taxation (1)					**(4,072)**	21,098
Net assets before financing					**15,292**	18,583
Financing—long and short term					**(588)**	(760)
Net assets (1)					**14,704**	17,823

(1) Profit before taxation and net assets by business segment have been omitted as it is the opinion of the directors that such disclosure would be prejudicial to the interests of the Group.

Geographical segments

	USA		Rest of the World		Group	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Turnover by destination	**1,813**	26,381	**32**	90	**1,845**	26,471
Turnover by origin	**1,843**	26,460	**2**	11	**1,845**	26,471
Operating (loss) profit by origin	**(3,895)**	20,789	**(675)**	(621)	**(4,570)**	20,168

3 Employees

The average number of persons (including executive directors) employed by the Group and Company during the year was as follows:

	2008 Number	2007 Number
Management	**5**	5
Administration and selling	**2**	1
Research and development	**1**	1
	8	7

	2008 $'000	2007 $'000
Staff costs (including executive directors) consist of:		
Wages and salaries	**1,388**	1,219
Social security and fringe benefit costs	**175**	174
Pension contributions	**42**	26
Share-based payment charge	**650**	151
	2,255	1,570

4 Directors' remuneration

	2008 $'000	2007 $'000
Emoluments	**475**	593
Share-based payment charge	**573**	137

The Group recorded emoluments for the highest paid director in 2008 of $437,000 (2007: $563,000). In 2008, this included a base salary of $384,000, $*nil* bonus, $4,000 pension, $28,000 life and disability insurances and automobile benefits of $12,000. In 2007, this included a base salary of $360,000, $160,000 bonus, $5,000 pension, $26,000 life and disability insurances and automobile benefits of $12,000.

One executive director and three non-executive directors received share options during 2008. None of the directors exercised any share options during 2008 or 2007.

The figures above represent contractual entitlements, including salary, benefits, discretionary bonuses and stipends, and share options.

5 Operating (loss) profit

	2008 $'000	2007 $'000
This is stated after charging the following:		
Research and development	**1,141**	1,164
Depreciation of fixed assets—tangible owned	**64**	65
Impairment of goodwill	**—**	493
Operating leases rental expense—property	**263**	238
—plant and machinery	**9**	15
Auditors' remuneration and expenses —company and group accounts	**74**	61
—U.S. audit services (1)	**137**	144
—non audit services (2)	**26**	36
Employer pension contribution costs	**42**	26
Pension plan participation fees, current year	**2**	2
Share-based payment expense	**650**	151

(1) Professional service fees of Macias Gini & O'Connell LLP in relation to U.S. regulatory requirements

(2) Represents company fees for tax return preparation

6 Interest payable and similar charges

	2008 $'000	2007 $'000
Interest payable comprises the following:		
Interest on line of credit	—	34
Other interest paid	**1**	3
	1	37

7 Interest receivable

	2008 $'000	2007 $'000
Bank interest	**499**	881

8 Taxation on profit

	2008 $'000	2007 $'000
Current tax-Continuing Operations		
Current foreign (refund) tax on continuing activities	**(86)**	1,395
Current UK Corporation (refund) tax on continuing activities	**(217)**	245
(Refund) taxation on ordinary activities	**(303)**	1,640

The tax assessed for the period is different than the standard rate of corporation tax in the UK applied to profit before tax. The differences are explained below:

	2008 $'000	2007 $'000
(Loss) profit on ordinary activities before tax	**(4,072)**	**21,098**
(Loss) profit on ordinary activities at the standard rate of corporation tax in the UK of 28% (2007—30%)	**(1,222)**	6,329
Effect of:		
Expenses not deductible for tax purposes	**19**	15
Carry forward (utilisation) of tax losses	**716**	(4,756)
Timing differences	**184**	52
Current (overpayment) charge for period	**(303)**	1,640

Factors that may affect future tax charges

It is uncertain if the tax losses available to the Group to carry forward will be utilised in the near future. Accordingly, a deferred tax asset has not been recognised. The unrecognised deferred tax asset is approximately $20.4 million at 31 December 2008 (2007: $19.7 million).

The Group's overseas tax rates are higher than those in the UK primarily because the profits in the United States are taxed at a combined rate of approximately 40%.

For fiscal 2008, all income tax refunds or overpayments, representing primarily loss carry-backs, were allocated $303,000 to continuing operations and $*nil* to disposed operations.

For fiscal 2007, all income taxes, representing primarily minimum taxes, were allocated $1,640,000 to continuing operations and $*nil* to disposed operations.

United Kingdom tax losses carried forward at 31 December 2008 are estimated to amount to approximately $39,967,000 (2007: $32,996,000).

United States Federal losses carried forward at 31 December 2008 are estimated to amount to approximately $17,385,000 (2007: $13,610,000).

9 Basic and diluted earnings per share

The calculation of the basic and diluted earnings (loss) per share is based on loss of $3,769,000 (2007: $19,458,000 profit) and a weighted average number of shares in issue as set out below in both 2008 and 2007:

	2008	2007
	(at 40p each)	
Denominator:		
Weighted average basic number of shares outstanding	**7,646,000**	7,646,000
Weighted average diluted number of shares outstanding	**7,646,000**	7,740,000

Options and warrants to purchase shares totalling 1,567,000 (2007: 863,000) were outstanding at 31 December 2008 of which *nil* (2007: 209,000) were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive.

10 Tangible assets

Plant, laboratory equipment and furniture	Group 2008 $'000	Company 2008 $'000
Cost		
At 1 January 2008	**458**	**458**
Additions	**10**	**10**
Disposals	**—**	**—**
At 31 December 2008	**468**	**468**
Depreciation		
At 1 January 2008	**306**	**306**
Provision for year	**64**	**64**
Disposals	**—**	**—**
At 31 December 2008	**370**	**370**
Net book value		
At 31 December 2008	**98**	**98**
At 31 December 2007	152	152

11 Fixed asset investments

Company	2008 $'000	2007 $'000
At cost		
Investment in wholly owned subsidiary undertakings	**1,000**	1,000
Loans to subsidiary undertakings	**199**	198
	1,199	1,198

The Company wholly owns, including all of the voting rights, the following subsidiary undertakings:

Name	Country of incorporation	Nature of business
SDDT	USA	The development of drug delivery technologies
CCSI	USA	The supply of skincare products
Senetek Denmark ApS	Denmark	Research for Skincare

The above subsidiaries are included in the Group consolidated financial statements.

12 Stocks

	Group 2008 $'000	Group 2007 $'000	Company 2008 $'000	Company 2007 $'000
Raw materials	**114**	68	**114**	68
Work in progress	**7**	50	**7**	50
Finished goods	**44**	22	**44**	22
	165	140	**165**	140

13 Debtors

	Group 2008 $'000	Group 2007 $'000	Company 2008 $'000	Company 2007 $'000
Amounts receivable within one year:				
Trade debtors	**148**	169	**148**	169
Other debtors	**159**	119	**159**	119
Prepayments and accrued income	**139**	158	**139**	158
Prepaid tax	**411**	—	**402**	—
	857	446	**848**	446

14 Creditors: amounts falling due within one year

	Group 2008 $'000	Group 2007 $'000	Company 2008 $'000	Company 2007 $'000
Trade creditors	**772**	751	**772**	751
Accrued tax	**—**	38	**—**	83
Accrued payroll and other payroll	**236**	477	**236**	477
Accruals	**618**	681	**618**	681
Deferred license fee income	**178**	187	**178**	187
	1,804	2,134	**1,804**	2,179

15 Creditors: amounts falling due after more than one year

	Group 2008 $'000	Group 2007 $'000	Company 2008 $'000	Company 2007 $'000
Deferred license fee income	**588**	760	**588**	760
Maturity of deferred income:				
More than 1 year but not more than 2 years	**175**	175	**175**	175
More than 2 years but not more than 5 years	**413**	585	**413**	585
	588	760	**588**	760

16 Financial instruments

(a) **Interest rate and currency of financial assets and liabilities**

The primary market risks facing the Group are fluctuations in interest rates and variability in interest rate spread relationships (i.e. Prime to LIBOR spreads). The policy of the directors for managing interest rate risk is to attempt to secure fixed rate interest on debt.

The directors believe that fluctuations in interest rates in the near term would not materially affect the Group's consolidated operating results, financial position or cash flows as it has limited risks related to interest rate fluctuations as it currently has no debt. The Group manages its interest rate risk on short term deposits by investing in certificates of deposit for six month terms with varying maturities.

The interest rate exposure of the Group's borrowings is shown below:

As of 31 December 2008 and 2007:

No liability existed for borrowed monies as of 31 December 2008 and 2007.

(b) **Fair values of financial instruments**

Set out below is a year-end comparison of current and book values of all the Group's financial instruments by category. Where available, market rates are used to determine current values. Where market rates are not available, current values are calculated by discounting cash flows at prevailing interest rates and exchange rates.

	2008 Book value $'000	2008 Fair value $'000	2007 Book value $'000	2007 Fair value $'000
Cash	**5,833**	**5,833**	19,979	19,979
Short term deposits	**10,143**	**10,143**	—	—
	15,976	**15,976**	19,979	19,979

The fair market value of short term deposits approximates the cost. It is the intent of the Group to hold these investments until they mature at which time the Group will collect the book value of the deposit plus interest. Interest earned on these securities is included in interest receivable.

17 Share capital

	2008 Number	2008 $'000	2007 Number	2007 $'000
Authorised				
Ordinary shares of 40p each	**100,000,000**	**79,892**	100,000,000	79,892
Allotted, called up and fully paid				
Ordinary shares of 40p each	**7,645,802**	**4,940**	7,645,802	4,940

No warrants or options were exercised in fiscal 2008 or 2007. 25,781 restricted shares were issued in 2007 under the Senetek Equity Plan.

The share capital is denominated in UK sterling and the amount shown in the balance sheet has been converted to U.S. dollars at the rates applicable at the time of issue.

The following warrants were issued and amended in association with the new Securities Purchase Agreement and the Settlement Agreement, dated on 14 April 1999 and the retirement of Senior Secured notes in March 2006, and are outstanding at 31 December 2008 and 2007:

Warrants outstanding at 31 December 2008 were as follows:

	Warrants Issued (Number)	Exercise price ($)	Expiring date	Warrants unexercised at 31 December 2008 (Number)
Series E	**375,000**	2.00	March 2011	**375,000**

Warrants outstanding at 31 December 2007 were as follows:

	Warrants Issued (Number)	Exercise price ($)	Expiring date	Warrants unexercised at 31 December 2007 (Number)
Series E	375,000	2.00	March 2011	375,000
General	12,500	4.96	September 2008	12,500
	387,500			387,500

The warrants entitle the holder to purchase American Depository Receipts of the Group at the purchase prices referred to above at any time commencing 90 days from the date of subscription and prior to the expiration date. The offer and sale of the warrants is being made in compliance with, and in reliance upon, the provision of Regulation S under the United States Securities Act of 1933, as amended.

18 Reserves

Group	Share premium account $'000	Shares to be issued $'000	Other reserves $'000	Profit and loss account $'000
At 1 January as previously stated	62,045	334	8,911	(58,407)
Prior year adjustments:				
Expired warrants (1)	—	—	(762)	762
Equity portion of convertible notes (2)	—	—	(86)	86
Share options under UITF 17 (3)	—	—	(6,280)	6,280
Share options under FRS 20 (4)	—	(334)	—	334
At 1 January 2008 as restated	62,045	—	1,783	(50,945)
Share options charge	—	—	—	650
Expired warrants	—	—	(23)	23
Loss for year	—	—	—	(3,769)
At 31 December 2008	**62,045**	**—**	**1,760**	**(54,041)**

Company	Share premium account $'000	Shares to be issued $'000	Other reserves $'000	Profit and loss account $'000
At 1 January 2008 as previously stated	62,045	334	8,901	(57,244)
Prior year adjustments:				
Expired warrants (1)	—	—	(762)	762
Equity portion of convertible notes (2)	—	—	(86)	86
Share options under UITF 17 (3)	—	—	(6,280)	6,280
Share options under FRS 20 (4)	—	(334)	—	334
Foreign currency adjustment	—	—	10	(10)
At 1 January 2008 as restated	62,045	—	1,783	(49,792)
Share options charge	—	—	—	650
Expired warrants	—	—	(23)	23
Loss for year	—	—	—	(3,732)
At 31 December 2008	**62,045**	**—**	**1,760**	**(52,851)**

(1) Represents the fair value of warrants issued in 2000 which expired in 2003 before being exercised. No ordinary shares were or will be issued in the future for these warrants.

(2) Represents the equity portion of convertible loan notes recorded under FRS 25 in 2005. No debt element of the loan notes remains.

(3) Represents share options issued between 1996 and 2004 under UITF 17 which can be netted against the profit and loss reserve.

(4) Represents share option issued in 2006 under FRS 20 which may be transferred to profit and loss reserve.

19 Reconciliation of operating profit to net cash inflow from operating activities

	2008 $'000	2007 $'000
Operating (loss) profit from continuing operations	**(4,570)**	20,168
Loss on the retirement/sale of equipment	**—**	5
Depreciation	**64**	65
Impairment charge	**—**	493
Increase in stocks	**(25)**	(108)
(Increase) decrease in debtors	**—**	1,544
Decrease in creditors	**(464)**	(3,484)
Share-based compensation expense	**650**	151
Income from discontinued operations	**—**	3
Net cash (outflow) inflow from operating activities	**(4,345)**	18,837

20 Reconciliation of net cash inflow to movement in net debt

	2008 $'000	2007 $'000
(Decrease) increase in cash in the year	**(14,146)**	16,611
Decrease in debt	**—**	1,508
Change in net funds resulting from cash flows	**(14,146)**	18,119
Movement in net funds for the year	**(14,146)**	18,119
Net funds at start of year	**19,979**	1,860
Net funds at end of year	**5,833**	19,979

21 Analysis of net debt

	At 1 January 2008 $'000	Cash flow $'000	At 31 December 2008 $'000
Cash in hand	19,979	(4,003)	**15,976**
Purchase of short term deposits	—	(10,143)	**(10,143)**
Total	19,979	(14,146)	**5,833**

22 Reconciliation of movement in shareholders' funds

	Group 2008 $'000	Group 2007 $'000
(Loss) profit for the year	**(3,769)**	19,458
Share option charge	**650**	151
Net (decrease) increase to shareholders' funds	**(3,119)**	19,609
Opening shareholders' funds (deficit)	**17,823**	(1,786)
Closing shareholders' funds	**14,704**	17,823

23 Other operating income

On 27 June 2008, Senetek reached an agreement to terminate its marketing agreement with Triax Aesthetics, LLC ("Triax"), the privately-held specialty pharmaceuticals marketer which Senetek licensed in August 2007 to sell a line of skincare products featuring Senetek's new Pyratine-6™ active ingredient in the ethical channel of distribution. The terms include settlement payments totalling $1,125,000 from Triax and a service provider, return of all intellectual property, product inventory and promotional materials, access and ownership of all accounts opened, remittance of all proceeds of product sales through the agreement termination date, rights to use the Triax Aesthetics name for one year in conjunction with sales of existing packaged product inventory; and a non-competition agreement from Triax and certain related parties prohibiting them from selling any topical non monograph products used for antiaging purpose and/or in connection with acne rosacea for a period of two years. The settlement was recorded as other operating income in the second quarter of 2008.

24 Disposed operations

On 31 December 2002, the Group closed a transaction in which the United States International Trading Corporation ("USITC") purchased its rights to the Mill Creek personal care line, the Silver Fox hair care line and other brands acquired by Senetek in its 1995 acquisition of Carmé Inc. Based on the prior history with the customer, the gain on the transaction was recognized when collection was probable, which was deemed to be when cash was received. All gains arising from this transaction were classified as a component of discontinued operations. In 2007, Senetek received $89,000 in payments comprised of $86,000 in principal and $3,000 in interest representing the final payment due under the arrangement.

25 Commitments

(a) Operating lease commitments

As of 31 December 2008, the Group and Company had annual commitments under non-cancellable operating leases as set out below:

	Land and buildings		Land and buildings	
	Group 2008 $'000	**Group 2007 $'000**	**Company 2008 $'000**	**Company 2007 $'000**
Operating leases which expire:				
Within one year	**48**	55	**48**	55
In two to five years	**8**	46	**8**	46
	56	101	**56**	101

	Plant and machinery		Plant and machinery	
	Group 2008 $'000	**Group 2007 $'000**	**Company 2008 $'000**	**Company 2007 $'000**
Operating leases which expire:				
Within one year	**8**	5	**8**	5
In two to five years	**10**	11	**10**	11
	18	16	**18**	16

(b) Research commitments

Under an agreement with the Institute of Experimental Botany which expired on 31 December 2008, Senetek paid $80,000 in 2008, $90,000 in 2007 and $70,000 in 2006 to support the Institute's continued research on certain cytokinins. The Group has a verbal agreement to pay $100,000 to fund research in 2009. This agreement will be finalized in the second quarter of 2009.

In April 2005, the Group entered into an amendment of the agreement with the Research Foundation of Mental Hygiene ("RFMH"), under which the licenses on all existing monoclonal antibody cell lines and any new cell lines were extended through June 2011 with a minimum guarantee of royalty receipts to RFMH of $430,000 per year through the new term of the license.

In connection therewith, the Group entered into an agreement with Signet Laboratories Inc. ("Signet"), effective as of 1 April 2005 for its continued manufacture, marketing and sale of all monoclonal antibodies produced from the cell lines licensed by RFMH on revised royalty terms with a minimum guarantee of royalties to Senetek of $860,000 per year.

In May 2006, the Group agreed to assign the Signet agreement to Covance Antibody Services, Inc. ("Covance") in conjunction with Covance's acquisition of Signet.

26 Post balance sheet events

On 16 December 2008, shareholders approved a resolution that the amount standing to the credit of the share premium account of the Company be cancelled. The cancellation has no net effect on the equity or financial position of the Company and was undertaken to create distributable reserves. On 21 January 2009, the cancellation was confirmed by the English High Court subject to establishment of a blocked bank account to protect the interest of Company creditors at the date of final authorisation.

27 Share-based payments

Equity-settled share option scheme:

In the past the Group has granted share options to employees and directors through Plan No. 1 and Plan No. 2, both of which expired by their terms in December 2005. Under these schemes, options were granted at an exercise price of not less than the market value of an ordinary share 21 days prior to the grant date. The exercise of options granted under these plans was subject to a performance criteria being satisfied. The vesting period is four years. If the options remain unexercised after a period of seven years from the date of the grant the options expire. In the event that the optionee's employment is terminated, the vested options may not be exercised unless the Board of Directors so permits; however unvested options are immediately forfeited.

In 2006 the shareholders gave permission for the Senetek Equity Plan. Under this scheme options are granted at an exercise price equal to the closing market price on the date of the grant. The exercise of options granted under these plans is subject to a performance criteria being satisfied. The vesting period is generally four years with options expiring seven years from the date of the grant; however the Remuneration Committee of the Board of Directors has the discretion to use a different vesting schedule. For the period under review 737,350 options were granted under the new plan as detailed in the table that follows.

Details of the share options outstanding during the year for options issued since 7 November 2002 are as follows:

	2008		2007	
	Number of Share Options	Weighted average exercise price (in $)	Number of share options	Weighted average exercise price (in $)
Outstanding at beginning of period	**500,780**	**3.78**	695,154	5.69
Granted during the period	**737,350**	**2.45**	—	—
Forfeited during the period	**(8,312)**	**2.48**	—	—
Lapsed during the period	**(12,500)**	**15.00**	(194,374)	10.61
Outstanding at the end of the period	**1,217,318**	**2.31**	500,780	3.78
Exercisable at the end of the period	**496,133**	**2.21**	352,579	4.53

The weighted average share price at the date of exercise for share options granted during the period was $2.45 (2007: $*nil*). The options outstanding at 31 December 2008 had a weighted average remaining contractual life of 4.8 years (2007: 3.9 years).

In 2008 share options were granted on 18 January and 11 June. The aggregate of the estimated fair value of the options granted on those dates is $1,167,715. In 2007 no options were granted.

For the period ending 31 December 2008 the Group has recognised a total expense of $650,000 (2007: $151,000) related to equity-settle share-based payment transactions.

The estimated fair values for determining this charge were calculated using the Black-Sholes-Merton option pricing model. This produces a fair value for each grant of options made and the fair value is then charged over the vesting period, which is generally four years.

The inputs into the model at each grant date since then were as follows:

Date of grant	18 Jan 2008	11 Jun 2008
Share price on date of grant	$2.50	$1.55
Exercise price	$2.50	$1.55
Expected volatility	77.8%	78.2%
Expected life (years)	7	7
Risk-free rate	3.2%	3.73%
Expected dividend yield	—	—

Assumptions in calculating fair value

The expected volatility was determined by calculating the historical volatility of the Group's share price over the ten years preceding the grant of the option.

The risk-free rate is the rate of interest obtainable from government securities over the expected life of the option.

The expected dividend yield is based on the historic dividend yield—i.e. dividends paid in the 12 months prior to grant calculated as a percentage of the share price on the date of grant.

The vesting of the 2008 share options granted is not subject to performance criteria.

The fair value has been adjusted by the expected rate of staff turnover where the share option would be forfeited in the event an employee left before the vesting date. A forfeiture rate of 2% per year has been assumed for all options issued except those issued to the Chief Executive Officer for which the turnover rate is assumed to be *nil.*

Share options granted prior to 7 November 2002

The movements during the year are as follows:

Period of options	As at 1 January 2008	Exercised during the year	Lapsed during the year	As at 31 December 2008	Option price $
30 September 2001	12,500	—	(12,500)	—	15.00
11 January 2002	84,375	—	—	**84,375**	8.00

Share options outstanding

In December 1985, the Group adopted a share option plan (the "No. 1 Plan") for employees with shareholder approval. Under the No. 1 Plan, options to purchase ordinary shares were granted by the Board of Directors, subject to the exercise price of the option being not less than the market value of an ordinary share on the grant date. After the first twelve months following the date of the grant, options are exercisable at the rate of 25 percent, for each full year of employment. In the event that the optionee's employment is terminated, the option may not be exercised unless the Board of Directors so permits. The options expire seven years from the date of grant. On 16 May 1997 shareholders approved the extension of the No. 1 Plan until 1 December 2005 and an increase in the number of shares available for grant to 6,000,000 (at 5p per share or 750,000 shares at 40p per share). The No. 1 Plan expired by its terms in December 2005.

The following table summarises option movements during the year ended 31 December 2008:

Options granted under:

No. 1 Plan	Options outstanding	Weighted average option price per share	Dates exercisable
Balance at 1 January 2008	121,875	$6.89	Jan. 2003–Dec. 2009
Granted	—	—	
Exercised	—	—	
Forfeited on termination of employment	—	—	
Lapsed during the year	—	—	
Balance at 31 December 2008	**121,875**	$6.89	Jan. 2003–Dec. 2009

In May 1987 the Group adopted a share option plan (the "No. 2 Plan") for non-executive directors and consultants with shareholder approval. Under the No. 2 Plan, options to purchase ordinary shares were granted by the Board of Directors, subject to the exercise price being not less than the market value of an ordinary share on the grant date. Options granted under this plan are exercisable in their entirety one year after the date of grant. In the event the option holder ceases to be a non-executive director or consultant, the option may not be exercised unless the Board of Directors so permits. The options expire seven years from the date of grant. On 16 May 1997 shareholders approved an extension of the No. 2 Plan until 1 December 2005 and an increase in the number of shares available for grant to 4,000,000 (at 5p per share or 500,000 shares at 40p per share). The No. 2 Plan expired by its terms in December 2005.

The following table summarises option movements during the year ended 31 December 2008:

Options granted under:

No. 2 Plan	Options outstanding	average option price per share	Dates exercisable
Balance at 1 January 2008	75,000	$ 6.01	Sep. 2002–Dec. 2010
Granted	—	—	
Exercised	—	—	
Forfeited on termination of employment	—	—	
Lapsed during the year	(12,500)	$15.00	
Balance at 31 December 2008	**62,500**	$ 4.22	Feb. 2004–Dec. 2010

In May 2006, the Group adopted the Senetek Equity Plan providing for issuance of non-qualified options and restricted shares to employees, non-employees and board members. Options are granted at the discretion of the Compensation Committee of the Board of Directors. The options will generally become exercisable for 20% of the option shares one year from the date of grant and then ratably over the following 36 months. The Compensation Committee of the Board of Directors has the discretion to use a different vesting schedule.

On 10 December 2007, Senetek's stockholders approved an amendment to the Senetek Equity Plan to increase the maximum shares from 625,000 to 937,500, representing an increase of 312,500 shares.

In June 2008, 40,000 stock options were granted at $1.55 per share, the closing price on the grant date, with an average fair value of $1.00 per share. In January 2008, 458,750 stock options were granted at a price of $2.50 per share, the closing stock price on the grant date, with an average fair value of $1.59 per share. Also in January 2008, 238,600 stock options were granted at a price of $2.50 per share, the closing stock price on the grant date, with an average fair value of $1.66 per share. No grants were made in 2007. A total of 1,007,162 stock options and 25,781 restricted shares have been granted to date, net of forfeitures. These totals include 95,443 stock options issued outside of the shareholder approved plan.

The following table summarizes option and restricted share movements during the year ended 31 December 2008:

Options granted under:

Senetek Equity Plan	Options and restricted shares outstanding	Weighted average option price per share	Dates exercisable
Balance at 1 January 2008	303,905	$2.01	Jun. 2007–Dec. 2013
Granted	641,907	$2.50	Jan. 2009–Jan. 2015
Exercised	—	—	
Forfeited on termination of employment	(8,312)	—	
Lapsed during the year	—	—	
Balance at 31 December 2008	**937,500**	$2.33	Jun. 2007–Jan. 2015

The following table summarizes options granted outside shareholder approved plans but under the provisions of the Senetek Equity Plan during the year ended 31 December 2008:

Options granted outside shareholder approved plans:

	Options and restricted shares outstanding	Weighted average option price per share	Dates exercisable
Balance at 1 January 2008	—	—	
Granted	95,443	$2.10	Jan. 2009–Jun. 2015
Exercised	—	—	
Forfeited on termination of employment	—	—	
Lapsed during the year	—	—	
Balance at 31 December 2008	**95,443**	$2.10	Jan. 2009–Jun. 2015

28 Related party transactions

The Group is required to pay the two discoverers of Kinetin an equal royalty based on the Group revenues from Kinetin. One of the discoverers of Kinetin, Dr. Brian Clark, is the Chief Scientist for the Group. As a result of the License Acquisition Agreement with Valeant on 30 March 2007, there have been no revenues from Kinetin and correspondingly, no royalty expenses related to Kinetin since that date. Total royalty expense related to Kinetin sales for 2007 was $573,000, of which Dr. Clark received 50%. For his role as Chief Scientist, Dr. Clark was paid an annual fee of $108,000 in 2008 and 2007. Royalties payable to Dr. Clark at 31 December 2008 were $69,000 (2007: $69,000).

Mr. Anthony Williams, a Director of the Group, has been a partner of the law firm of Baker & McKenzie LLP since September 2005 and prior to that was a partner of the law firm of Coudert Brother LLP. Both law firms have rendered legal services to the Group. 2008 and 2007 legal fees paid to Baker & McKenzie LLP totalled $409,000 and $268,000, respectively. At 31 December 2008, the Group had a stipend payable to Mr. Williams of $3,000 (2007: $*nil*) and outstanding legal fees due to Baker & McKenzie of $185,000 (2007: $39,000).

Senetek PLC

A Life Science Product Development Company

October 2009

Dear Shareholder,

As 2009 comes to a close, Senetek's Board of Directors along with the executive management team have reflected on the overall strategic business plan. It is for certain that we have encountered an unexpected and tumultuous economic downturn, impacting the aesthetic and biotech marketplace significantly. For example, market research data shows that office visits to aesthetic practitioners are down nearly 20% and it is estimated that close to 60 per cent of all biotech companies will run out of cash before year end. In fact, Neurobiological Technologies Inc (NTII), La Jolla Pharmaceuticals (LJPC) and Altus Pharmaceuticals Inc (ALTU) are among many that have made the conscious decision to cease operations and actually return all remaining cash to their shareholders.

Fortunately, Senetek is in a much different position and one of strength; however, due to the dynamics of the market, it is imperative that we regroup and rethink our corporate business strategy. We have learned a great deal in 2009, realizing that our existing model of skincare will take time and investment . . . above the existing cash and human resources currently available to Senetek, to scale to a level that is justified to the ROI expectations of a public company. In short, to continue to invest to reach such size and momentum, we would exhaust our financial resources in a relatively short period of time, leaving nothing for the development of our proprietary technology. The aesthetics and dermatological landscape has changed dramatically since our introduction of Kinetin in 1999. . . competition has increased exponentially and there is no barrier to entry. There is concern as to whether a "start-up" skincare business is a desirable model for a public company in the current economic business environment and whether the necessary investment funds could be raised based upon these factors.

As such, we have engaged Miller Tabak + Co., LLC as exclusive financial advisor to assist the Board of Directors in connection with a review of strategic options and development of a business plan to maximize the assets of the company. This evaluation will incorporate a thorough review of each technology and the potential value it brings to increasing shareholder value. In addition, the entire management team and existing infrastructure will be evaluated.

No doubt many will raise initial concerns about this direction as it certainly reflects change . . . and with change comes uncertainty. But it is our fiduciary responsibility to look deep inside and make the warranted changes. Our goals are in line with the owners of the Company, you, the shareholder . . . to increase share price.

831A Latour Ct. • Napa, CA 94558 • Tel: (707) 226-3900 • Fax: (707) 226-3999

In the meantime, we will continue to move forward with our existing business model but in a most judicious manner, with a keen focus on conserving cash while maximizing the return on any investment of resources, both human and financial. At the same time, it is necessary that we become more involved in accelerating the development of our outlicensed technologies, Invicorp® and Reliaject®. Detailed discussions are currently underway with both our partners, Plethora Solutions Holding, Plc and Ranbaxy Pharmaceuticals on how we can rapidly accelerate their route to commercialization.

We are optimistic about the prospects that the above scenarios present. Management and the Board pledge that we will address the tough decisions with the goal towards increasing shareholder value. 2009 has been a challenging year, but one that has made us stronger . . . we look forward to a growth year in 2010.

We thank you for your continued support.

Sincerely,



Frank J. Massino
Chairman & CEO

SENETEK PLC

Principal Executive Office
831 Latour Court, Napa, California 94558
United States of America
Tel: 707-226-3900 Fax: 707-226-3999

Registered Office
Sceptre Court, 40 Tower Hill, London, EC3N 4DX,
England, United Kingdom
Tel: 44-207-423-8000 Fax: 44-207-423-8001

Proxy Statement
Annual General Meeting of Shareholders

This Proxy Statement is furnished to the shareholders of Senetek PLC, a public limited company registered in England ("Senetek" or the "Company"), in connection with the solicitation by the board of directors of the Company (the "Board of Directors" or the "Board") of proxies to be voted at the Annual General Meeting of Shareholders and at any and all adjournments or postponements of such meeting (the "Annual Meeting"), to be held at the Meritage Hotel, 875 Bordeaux Way, Napa, California, 94558, on Monday, December 14, 2009 at 10:00 a.m. Pacific Standard Time for the purpose of considering and, if thought fit, passing the resolutions specified in the Notice of Annual General Meeting. The Company anticipates mailing this Proxy Statement and related forms of proxy to its shareholders on or about November 3, 2009.

Record Date and Voting

At the close of business on October 15, 2009 (the "record date"), the Company had outstanding 7,645,802 Ordinary shares, nominal value 40p (the "Ordinary shares"), of which 7,574,571 were held in the name of The Bank of New York, as depositary (the "Depositary"), which issues Company-sponsored American Depositary Receipts ("ADRs") evidencing American Depositary Shares which, in turn, each represent one Ordinary share.

Each registered holder of Ordinary shares present in person at the Annual Meeting is entitled to one vote on a show of hands. Each registered holder of Ordinary shares present in person or by proxy at the Annual Meeting shall, upon a poll, have one vote for each Ordinary share held by such holder.

Proxy cards from registered holders of Ordinary shares must be received not less than forty-eight hours before the time for holding the Annual Meeting. Proxy cards duly executed by registered holders of Ordinary shares will be voted in accordance with the instructions given or, if no instruction is given, will be voted in accordance with the recommendations of the Board of Directors described herein on each proposal set forth in the Notice of Annual General Meeting and in the discretion of the proxies on any other proposals properly brought before the Annual Meeting. Delivery of a proxy card shall not preclude a holder of Ordinary shares from revoking such proxy by delivery of a later dated proxy card or from attending and voting at the Annual Meeting or any adjournment thereof.

ADR holders are not entitled to vote directly at the Annual Meeting but a Deposit Agreement exists between Bank of New York, as Depositary, and the holders of ADRs pursuant to which registered holders of ADRs as of the record date are entitled to instruct the Depositary as to the exercise of voting rights pertaining to the Ordinary shares so represented. The Depositary has agreed that it will endeavor, insofar as practicable, to vote (in person or by delivery to the Company of a proxy) the Ordinary shares registered in its name in accordance with the instructions of the ADR holders. In the event that the instruction card is executed but does not specify the manner in which the Ordinary shares represented are to be voted, by marking a vote "FOR", "AGAINST" or "ABSTAIN", the Depositary will vote the Ordinary shares represented by the instruction card in accordance with the recommendations of the Board of Directors described herein on each proposal set forth in the Notice of Annual General Meeting and will give the Company's proxies authority to vote in their discretion on any other proposals properly brought before the Annual Meeting. Instructions from the ADR holders should be sent to the Depositary so that the instructions are received by no later than the close of business on December 6, 2009 (the "Instruction Date"). Any holder of ADRs giving instructions to the Depositary has the power to revoke the instructions by delivery of notice to the Depositary at 101 Barclay Street, 22nd Floor West, New York, NY 10286 at any time so that the Depositary receives, by no later than the close of business on the Instruction Date, duly executed instructions bearing a later date or time than the date or time of the instructions being revoked. The Depositary will vote Ordinary shares represented by ADRs as to which instructions have not been received from the registered holders by the close of business on the Instruction Date in the same proportions, as to each proposal set forth in the Notice of Annual General Meeting, as those Ordinary shares as to which instruction have been so received.

A minimum of two registered holders of Ordinary shares or their proxies must be present at the Annual Meeting to constitute a quorum for the transaction of business.

The cost of preparing, assembling, and mailing the proxy materials and of reimbursing brokers, nominees and fiduciaries for the out-of-pocket and clerical expenses of transmitting copies of the proxy material to the beneficial owners of shares and ADRs as of the record date will be borne by the Company. The solicitation of proxies, which is being made on behalf of the Company, will be made by use of the mails and the Internet and may also be made by telephone, telegraph, or personally, by certain directors, officers and regular employees of the Company who will receive no extra compensation for those services. Although no precise estimate can be given at this time, the Company anticipates that it will spend approximately $20,000 in connection with the preparation of proxy materials and solicitation of proxies (including fees to be paid to Georgeson Shareholder Communications as described below).

The Company has retained Georgeson Shareholder Communications, a proxy distribution and solicitation firm, to assist in the distribution and solicitation of proxies for shares and ADRs and to perform other related services, for which Georgeson is to receive a fee estimated at $10,000 together with reimbursement for its reasonable out-of-pocket expenses and for payments made to brokers and other nominees for their expenses in forwarding soliciting material. Georgeson will distribute proxy materials to beneficial owners and solicit proxies by a variety of methods, and will request brokerage houses and other custodians, nominees and fiduciaries to forward soliciting materials to the beneficial owners of the Company's Ordinary shares and ADRs. Approximately 10 employees of Georgeson will be utilized in connection with the solicitation.

Proposals One through Three described in the Notice of Annual General Meeting are ordinary resolutions. Any other resolutions presented at the Annual Meeting would be special resolutions. The approval of an ordinary resolution requires the affirmative vote of a majority of the votes cast at the Annual Meeting. The approval of a special resolution requires the affirmative vote of three-quarters of the votes cast at the Annual Meeting. Abstentions and broker non-votes are not counted in the votes cast and will have no effect on any resolution voted on at the Annual Meeting. A broker non-vote is a proxy submitted by a broker in which the broker fails to vote on behalf of a client on a particular matter for lack of instruction when such instruction is required by the rules of the New York Stock Exchange.

Shareholder Proposals

The Company will, in future proxy statements, include shareholder proposals complying with the applicable rules of the United States Securities and Exchange Commission ("SEC"), and any applicable English or U.S. state laws. In order for a proposal by a shareholder so complying to be included in the proxy statement relating to the Annual General Meeting of Shareholders to be held in 2010, that proposal must be received in writing by the Secretary of the Company at the Company's principal executive office no later than June 20, 2010.

Under the English Companies Act, in order for a shareholder proposal to be presented at the Annual Meeting, such proposal must have been requisitioned either by shareholders representing 5% of the votes of all members having a right to vote at the Annual Meeting or by at least 100 shareholders. Such proposal must have been signed by all requisitionists and submitted to the registered office of the Company prior to the date of the Notice of the Annual General Meeting. Notwithstanding these requirements, the Articles of Association of the Company permit a resolution to be proposed for the election of a director if notice in writing is given to the Secretary of the Company not more than 28 days and not less than 7 days before the date of the Annual Meeting, signed by a shareholder and attaching a written notice signed by the candidate expressing his or her willingness to be elected. In addition, if the Company was not notified prior to September 17, 2009 of a proposal to be brought before the 2009 Annual Meeting by a member, then proxies held by the Board may be voted in its discretion on such proposal even though it is not discussed in the proxy statement for such meeting. The Company was not notified of any such proposal.

PROPOSAL ONE
ELECTION OF DIRECTOR

The Company currently has four directors (the "Directors").

The Articles of Association of the Company provide that one-third of the Directors (not including Managing Directors, Executive Directors, or those appointed by the Board of Directors since the last Annual Meeting), or if their number is not three or a multiple of three, then the number nearest to but not exceeding one-third, shall retire by rotation at the dissolution of each Annual Meeting based on the length of time in office as calculated from each Director's last election or appointment. A retiring Director is eligible for re-election.

Of the current Directors, one, Frank J. Massino, is an Executive Director, one, Anthony Williams, was elected at the 2007 Annual Meeting, and one, Rodger Bogardus was elected at the 2008 Annual Meeting. The remaining Director, Kerry Dukes, shall retire by rotation at the Annual Meeting and has been nominated by the Board for re-election at the Annual Meeting.

Vote Required

Adoption of Proposal One to re-elect Kerry Dukes as a Director requires the affirmative vote of a majority of the holders of Ordinary shares voting in person at the Annual Meeting or, if a poll is taken, the holders of a majority of the Ordinary shares cast in person or by proxy at the Annual Meeting, including those Ordinary shares represented by ADRs.

Board of Directors Recommendations

The Board of Directors recommends that the shareholders vote "FOR" the re-election of Kerry Dukes to serve as a Director of the Company.

Board of Directors Nominee and Continuing Directors

The following table provides information concerning Kerry Dukes and the continuing Directors.

Name	Position with Company	Director Since	Age
Frank J. Massino	Chairman of the Board of Directors and Chief Executive Officer	1998	62
Anthony Williams	Vice Chairman of the Board of Directors	2003	63
Rodger Bogardus	Director	2006	68
Kerry Dukes	Director	2006	47

Nominee

Kerry Dukes was appointed a Director in May 2006 and was elected a Director at the 2006 Annual General Meeting. Mr. Dukes has been Chief Executive Officer of Ardour Capital Investments LLC, a registered investment banking and securities broker-dealer firm in New York City since he co-founded the firm in 2002. Mr. Dukes has more than 20 years experience in the investment banking and securities businesses and has served on the Boards of Directors of public companies, including Commonwealth Associates Growth Fund and Food Integrated Resources. Prior to co-founding Ardour Capital Investments, Mr. Dukes served as Director, Senior Managing Partner and Head of Global Activities of BlueStone Capital Partners, a registered securities broker-dealer and investment bank, from 1995 to 2001, and as Chief Operating Officer and Managing Director of Commonwealth Associates Growth Fund from 1988 to 1995. Mr. Dukes attended the State University of New York.

Continuing Directors

Frank J. Massino became Chairman and Chief Executive Officer of Senetek PLC in November 1998. Prior to becoming Chairman and Chief Executive Officer of Senetek, Mr. Massino served as President of Carmé Cosmeceutical Sciences, Inc., a wholly-owned subsidiary of Senetek. Drawing on professional management experience at major corporations such as Glaxo Inc., Ortho Pharmaceutical Corporation, Johnson & Johnson, Pfizer and IBM, Mr. Massino has reshaped the corporate structure of Senetek, defined its strategic direction and focused the Company soundly on its core competencies, successfully commercialized lead products, greatly expanded the Company's IP portfolio and eliminated its debt. Mr. Massino has created and developed strategic scientific collaborations and industry partnerships that will allow the Company to accelerate product development and commercialization and sustain future growth of the Company.

During his career, Mr. Massino has successfully negotiated more than 60 licensing agreements and marketing collaborations with major pharmaceutical companies. For nine years he held executive management positions at Ortho Pharmaceutical, including

Director of Business Development and New Products, and in 1982, was named "Division Manager of the Year." While at Ortho, Mr. Massino was Product Manager Retin-A®, a leading prescription product for the treatment of acne. In addition, he was involved in the development and launch of Renova®, which in 1995, was FDA approved for anti-aging applications. As Product Director of Marketing and Division Sales Manager at Glaxo Inc., he repositioned a mature line of corticosteroids into a $60 million psoriasis business, successfully launched two new ethical pharmaceutical products and championed the internal development of two critically important product line extensions.

Mr. Massino holds bachelor's degrees in Finance and Chemistry from the University of Illinois and is a graduate of the Marketing Management Program of the Columbia Executive Program at Columbia University and the Management of Managers Program of the Graduate School of Business Administration at the University of Michigan. Mr. Massino is also highly experienced in drug delivery technology and holds a patent on a drug delivery device, and is a contributing inventor of Pyratine-6 and 4HBAP. He is an active member of the Licensing Executives Society. Under the Company's Articles of Association, as an Executive Director, Mr. Massino's term as a director does not expire.

Anthony Williams was appointed a Director in February 2003 and was re-elected by shareholders at the 2007 Annual General Meeting. Mr. Williams was appointed Vice Chairman of the Board of Directors in October 2003. Mr. Williams is a partner of Baker & McKenzie LLP, a global law firm headquartered in Chicago. Until September 2005, Mr. Williams was a partner at Coudert Brothers LLP, a New York City-based international law firm, and previously served as Chairman of the Executive Committee and as Administrative Partner of that firm, responsible for worldwide operations. Mr. Williams was affiliated with Coudert Brothers LLP from 1973 though September 2005, first as an associate and then as a partner. Mr. Williams received an A.B. in Government and Economics from Harvard University and a Juris Doctor from New York University School of Law. He is admitted to the Bars of the United States Supreme Court, the State of New York and the State of California. In September 2006, Coudert Brothers LLP filed for Chapter 11 bankruptcy protection in the Southern District of New York Bankruptcy Court.

Rodger Bogardus was appointed a Director in May 2006 and was re-elected a Director at the 2008 Annual General Meeting. Mr. Bogardus has been Chief Executive Officer of Ingredia Resources LLC, Beach Haven Township, New Jersey, a privately held company that consults in designing and developing topically applied personal care products since he founded the firm in 2001. Before that Mr. Bogardus was Vice President and Category Head, Research and Development, of GlaxoSmithKline, a global healthcare company, with responsibility for denture care brands from July 2001 to July 2002, and Senior Vice President, Research & Technology, of Block Drug Company, a national chain drug company, from January 1999 to June 2001, when Block Drug was acquired by GlaxoSmithKline. From 1992 through 1998 Mr. Bogardus was Senior Vice President, Global Research and Development Group, of Mary Kay, Inc., a direct selling cosmetics company; from 1989 through 1992 he was Director, European Technology Center, of Colgate-Palmolive Company, a global personal care products company; and prior thereto he held responsible product research and development positions with Richardson-Vicks, Inc., a subsidiary of Procter & Gamble Company, S.C. Johnson & Son, Inc. and The Gillette Company, all global personal care products companies. Mr. Bogardus holds a B.S. degree in Chemistry from Milliken University.

BOARD MEETINGS AND COMMITTEES

Board Meetings

The Board of Directors met six times during 2008. Each Director attended 75% or more of the total number of meetings of the Board of Directors and the committees of the Board of Directors on which he served during 2008. The Board of Directors has met five times during 2009, to date. Each Director attended 75% or more of the total number of meetings of the Board of Directors and the committees of the Board of Directors on which he served during 2009, to date.

Committees

The Board of Directors has four chartered committees—a Compensation Committee, an Audit Committee, a Nominating Committee and a Corporate Governance Committee. The functions of the Nominating Committee and Corporate Governance Committee are discharged by the full Board because the small size of the Board makes it practicable for it to perform this role. The functions of the Committees and the membership of the Compensation and Audit Committees are set forth below.

Compensation Committee—The Compensation Committee is comprised of Kerry Dukes, Chairman, and Rodger Bogardus and Anthony Williams, Members. The Compensation Committee does not operate pursuant to a formal written charter. The Compensation Committee reviews and fixes the salary and other compensation of the Chief Executive Officer and the other executive officers of the Company, including administering the Senetek Equity Plan. The Compensation Committee met once during 2008 and has not met during 2009, to date. The Board of Directors has determined that Mr. Dukes and Mr. Bogardus are "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code and "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 and that they and Mr. Williams are all "independent" within the meaning of the Rules of the NASDAQ Stock Market. The Board of Directors has determined that Mr. Williams is not an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code or a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, because he is a partner of a law firm that provides legal services to the Company, but that his appointment to the Committee was in the best interests of the shareholders because of Mr. Williams' experience as a Director and Vice Chairman of the Board.

Audit Committee—The Audit Committee is comprised of Kerry Dukes, Chairman, and Rodger Bogardus, Member. The duties of the Audit Committee consist of, among other things, selecting the Company's independent certified public accountants, approving the services and fees of the independent certified public accountants, assessing the Company's financial reporting process and internal controls, reviewing the independence of the Company's certified public accountants, and monitoring lines of communication between the Directors, financial management and the independent accountants. The Audit Committee met four times during 2008 and has met three times during 2009, to date. The Board of Directors has determined that all of the members of the Audit Committee are "independent" within the meaning of the Rules of the Stock Market and all applicable Securities and Exchange Commission ("SEC") requirements and that Mr. Dukes is an "audit committee financial expert" by reason, among other things, of his experience as chief executive officer of a registered securities investment banking and broker-dealer firm and as an investment banker involved in over 20 registered public offerings of securities. A copy of the Audit Committee Charter is attached as Appendix A to the Company's definitive proxy statement for its 2006 Annual General Meeting filed with the SEC on October 12, 2007.

Nominating Committee—All of the seats on the Nominating Committee are currently vacant and the functions of the Committee are performed by the full Board. The duties of the Nominating Committee consist, among other things, of identifying individuals qualified to become Board members, selecting, or recommending to the Board, the Director nominees for the next Annual General Meeting, selecting or recommending to the Board, Director candidates to fill any vacancies on the Board, and receiving proposals for Director nominees from beneficial holders of the Company's Ordinary shares. A copy of the Nominating Committee's charter is available on the Company's website at ***www.senetekplc.com.*** As noted above, each member of the Board of Directors presently participates in the nominating procedures. Due to the small size of the Company's board of directors, the Board of Directors believes that it is appropriate for each of the four directors to be involved in the process of reviewing the qualifications of persons proposed to be nominated for election to the Board, such that each existing Board member can provide his or her views on any particular proposed nominee. The nomination of the Director nominee appearing on the Board of Directors' proxy card for the Annual Meeting, Mr. Dukes, was recommended by the chief executive officer of the Company.

Corporate Governance Committee—All of the seats on the Corporate Governance Committee are presently vacant and the functions of the Committee are performed by the full Board. The duties of the Committee consist, among other things, of administering the Company's Code of Business Conduct, applicable to its officers, employees, Directors and consultants, developing and administering corporate governance guidelines, policies and principles applicable to the Company, developing and implementing a legal compliance program for the Company's officers, employees and Directors, and evaluating and monitoring the effectiveness of and compliance with these programs. A copy of the Company's Code of Business Conduct is available on the Company's website at ***www.senetekplc.com.***

CORPORATE GOVERNANCE

Independent Directors

The Board has determined that the following Directors of the Company (constituting a majority of all Directors) are "independent" within the meaning of the listing standards of the NASDAQ Stock Market: Mr. Bogardus, Mr. Dukes and Mr. Williams.

Communication with Directors

Individuals may submit communications to the Board or to the non-employee Directors individually or as a group by sending the communications in writing to the attention of the Secretary of the Company at Senetek PLC, 831 Latour Court, Napa, CA 94558. All communications that relate to matters that are within the scope of responsibilities of the Board and the Committees will be forwarded to the appropriate Directors.

Director Nomination Process

The Nominating Committee or full Board periodically reviews the requisite skills and characteristics of Directors as well as the composition of the Board as a whole. It makes an assessment of the suitability of candidates for election to the Board, taking into account business experience, independence and character. The Board, at this time, does not believe it is necessary or appropriate to adopt specific, minimum objective criteria for Director nominees. Shareholders may propose nominees for Board membership by submitting the nominee's name, biographical data and qualifications along with the consent of the proposed nominee to Senetek PLC, Attention: Secretary, at 831 Latour Court, Napa, CA 94558. Shareholders who wish to nominate candidates for election to the Board at the next Annual General Meeting of Shareholders must adhere to the dates and follow the procedures outlined in "Shareholder Proposals" above. The Nominating Committee or full Board will consider Director candidates submitted by shareholders using the same criteria that it uses to select Director recommendations submitted by others.

Board Meetings and Executive Sessions

Directors are expected to attend each Board meeting, whether in person or by telephone. Management provides all Directors with an agenda and appropriate written materials in advance of each meeting. To ensure active and effective participation, Directors are expected to arrive at each Board and Committee meeting having reviewed the materials for the meeting. The Board periodically meets in executive session with only non-employee Directors present.

Code of Ethics

The Company has adopted a code of ethics that applies to its chief executive officer, chief operating officer and senior financial officer, in addition to its Code of Business Conduct, which applies to all employees, Directors and consultants. This code of ethics can be found in the Company's Code of Business Conduct which is available on the Company's website at ***www.senetekplc.com***. In the event of any amendment to, or waiver from, the code of ethics, the Company will publicly disclose the amendment or waiver by posting the information on its website.

Senetek does not require Directors to attend the Annual Meeting however Directors generally do attend the Annual General Meeting. In 2008, all of the Directors attended the Annual Meeting.

EXECUTIVE OFFICERS

Frank J. Massino, Chairman and Chief Executive Officer (see above).

William O'Kelly, age 55, has been Chief Financial Officer of the Company since April 2006, and Secretary of the Company since August 2006. From July 2005 until April 2006, Mr. O'Kelly was a financial consultant. From July 2001 to July 2005, he was Chief Financial Officer and Secretary of Agentis Software, an application development software company which he co-founded, and from April 1998 to July 2001, he was Vice President-Finance and Treasurer of Informix Software, a database software company with revenues in excess of $1 billion. Prior to that he was Chief Financial Officer of Chemical Supplier Technology, an on-site manufacturer of high purity chemicals for silicon wafer and chip fabrication factories, from February 1996 to April 1998, and Corporate Controller of Air Liquide America Corporation, an industrial gas manufacturing subsidiary with revenues in excess of $1 billion, from August 1993 to February 1996. For 16 years prior to that he performed audit and tax services as a certified public accountant with accounting firms including Ernst & Young. Mr. O'Kelly holds a BS degree in Accounting from the University of Florida.

BENEFICIAL OWNERSHIP

The following table sets forth information regarding the beneficial ownership of Senetek's outstanding Ordinary shares as of September 30, 2009, by: (i) all persons known to the Company to be the beneficial owner of more than 5% of the Company's outstanding Ordinary shares, (ii) each of the Company's Directors who beneficially owns such shares; (iii) the Company's Chief Executive Officer; (iv) the Company's other executive officers; and (v) all executive officers and Directors of the Company as a group, in each case based solely on information provided to the Company by such beneficial owners. Except as indicated by the notes to the following table, the holders listed below have sole voting power and investment power over the shares beneficially held by them. The address of each of the Company's Directors and executive officers is that of Senetek's principal executive office, 831 Latour Court, Napa, California 94558.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of Class (1)
5% Beneficial Owners (other than management)		
None		
Executive Officers and Directors		
Frank J. Massino	431,355(2)	5.4%
Rodger Bogardus	26,521 (2)	*
Kerry Dukes	23,521 (2)	*
William O'Kelly	46,909 (2)	*
Anthony Williams	97,152 (2)	1.3%
All Directors and Executive Officers as a group (5 persons)	625,458	7.7%

* Less than one percent

(1) For purposes of this table, a person or a group of persons is deemed to have "beneficial ownership" as of a given date of any shares which that person has the right to acquire within 60 days after that date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares which that person or persons has the right to acquire within 60 days after that date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes the following number of shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of September 30, 2009: Mr. Massino: 361,990; Mr. Bogardus: 20,271; Mr. Dukes: 20,271; Mr. O'Kelly: 35,284; and Mr. Williams: 62,445. Excludes 2006 option grants subject to satisfaction of certain performance objectives and other non-vested option grants as follows: Mr. Massino: 403,610; Mr. Bogardus: 22,229, Mr. Dukes: 22,229; Mr. O'Kelly: 38,466; and Mr. Williams: 33,805.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, Senetek's Directors, executive officers and any persons holding more than 10% of the Company's equity securities are required to report their ownership of equity securities and any changes in their ownership, on a timely basis, to the SEC. To the Company's knowledge, based solely on materials provided and representations made to the Company, for the fiscal year ended December 31, 2008, all reports required by Section 16(a) during 2008 were filed on a timely basis. To the Company's knowledge, all reports required by Section 16(a) during 2009, to date, were filed on a timely basis.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Anthony Williams, a Director of the Company, has been a partner of the law firm of Baker & McKenzie LLP since September 2005 and prior to that was a partner of the law firm of Coudert Brothers LLP, which law firms have rendered legal services to the Company. Legal fees paid to Baker & McKenzie in 2008 aggregated $238,000 and in 2009 through September 30 aggregated $259,000.

In August 2004, prior to Mr. Bogardus becoming a Director, the Company entered into a consulting agreement with Rodger Bogardus for his services in connection with pre-clinical and clinical testing of compounds being evaluated by the Company for commercialization as new dermatological active ingredients. No payments were made pursuant thereto in 2008 or 2009, to date, or are expected to be made in the future.

In 2003, prior to Mr. Dukes becoming a Director, the Company entered into a financial advisory agreement (the "Advisory Agreement") with Ardour Capital Partners, LLC, of which Kerry Dukes is Chief Executive Officer and a controlling shareholder, providing for compensation in connection with investment banking services to be rendered related to various potential financial transactions, and the issuance of warrants in connection with the consummation of certain of such transactions. No payments were made pursuant thereto in 2008 or 2009, to date, or are expected to be made in the future.

The audit committee of the Board is specifically authorized and directed in its written charter to review and approve all related party transactions that are required to be disclosed to shareholders pursuant to item 404(a) of Regulation S-K.

The Company generally does not engage in transactions in which its executive officers or directors or any of their immediate family members or any of its 5% stockholders have a material interest. The Company's Code of Ethics, which sets forth standards applicable to all employees, officers and directors, generally prohibits transactions that could result in a conflict of interest. Any change or waiver of the Company's Code of Ethics for any executive officer or director will be disclosed, if and to the extent required by applicable law, rule or regulation as from time to time in effect, pursuant to a filing on Form 8-K or posted on the Company's website (www.senetekplc.com) or any other means as may be required or allowed by applicable law, rule or regulation.

See also "Executive Compensation—Employment Contracts" for a description of certain relationships with employees of the Company.

EXECUTIVE COMPENSATION

Executive Compensation Tables and Narrative Disclosure
Current Compensation

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards (2)	Option Awards (2)	All Other Compensation (1)	Total
Frank J. Massino	2008	$384,231 (3)	$ —	$ —	$475,347	$ 53,074	$912,652
Chairman and Chief Executive Officer (PEO)	2007	360,000	160,000	27,646	114,699	42,988	705,333
William F. O'Kelly	2008	230,860 (3)	—	—	47,622	19,472	297,954
Chief Financial Officer and Secretary (PFO)	2007	215,000	40,000	8,843	11,143	13,750	288,736

(1) Detail of All Other Compensation

	Year	401(k) Employer Match	Life Insurance	Disability Insurance	Car Allowance	Other	Total
Frank J. Massino	2008	$ 4,133	$ 14,067	$ 13,498	$ 12,000	$ 9,376	$ 53,074
	2007	4,525	12,965	13,498	12,000	—	42,988
William F. O'Kelly	2008	7,750	—	—	6,000	5,722	19,472
	2007	7,750	—	—	6,000	—	13,750

(2) Stock and option compensation expense is computed in accordance with SFAS 123(R). See Note 9 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 for computation details.

(3) 2008 includes the January 2, 2009 payroll paid on December 31, 2008 due to the holiday.

GRANTS OF PLAN-BASED AWARDS
As at December 31, 2008

Name and Principal Position	Grant Date	Number of Shares: Estimated Future Payouts Under Equity Incentive Plan Awards	All Other Stock Awards	All Other Option Awards	Exercise Price	Grant Date Fair Value of Stock and Option Awards
Frank J. Massino	January 18, 2008	458,750	—	—	$2.50	$729,725
Chairman and Chief Executive Officer (PEO)	January 18, 2008	81,850	—	—	$2.50	$135,967
William F. O'Kelly Chief Financial Officer and Secretary (PFO)	January 18, 2008	48,750	—	—	$2.50	$80,982

Effective January 1, 2008, Mr. Massino's base salary was increased from $360,000 to $370,000. Effective January 1, 2008, Mr. O'Kelly's base salary was increased from $215,000 to $222,310

The Compensation Committee awarded the equity grants included in the "Grants of Plan-Based Awards". The Compensation Committee did not award annual cash bonuses for 2008 or salary increases for 2009 in order to preserve cash.

The Company does not plan to release material non public information for the purpose of affecting executive compensation and it does not plan or coordinate grants to existing or new executives around the release of material non public information.

Employment Agreements

The Company maintains employment agreements with key executives principally to define terms under which employment will cease and to provide explicit benefits if termination of employment occurs for certain reasons. These termination benefits are generally comparable to its benchmarked public companies, including IGI, PhotoMedex, Antares Pharma, Bentley Pharmaceuticals, Vivus and Palatin Technologies, and have been constructed to provide an orderly transition for the Company if a termination event were to occur.

Material Terms of Employment Agreements

The Company has an employment agreement dated November 1, 1998 with Mr. Massino, as amended effective June 30, 2000, October 31, 2002, January 1, 2003 and April 2006. The agreement and amendments provide for a perpetual three-year term and an annual salary of $340,000 per annum subject to discretionary increases by the Compensation Committee from time to time. Mr. Massino's base salary was increased from $360,000 to $370,000 as of January 1, 2008. The contract also provides for an automobile allowance of $1,000 per month and reimbursement of related automobile operating expenses. Under the agreement, Mr. Massino is entitled to an annual bonus, to be determined by the Compensation Committee, and is eligible to participate in the Company's management bonus plan, if any. No bonuses were awarded for 2008.

Under the terms of the employment agreement, in the event that Mr. Massino's employment is terminated by the Company (other than for "permanent disability" or "cause", as such terms are defined in the agreement) or by Mr. Massino for "good reason" (as defined in the agreement), Mr. Massino would become entitled to a lump sum payment equal to the product of multiplying his base salary (and a deemed bonus, if any, as determined in accordance with the agreement) by three (i.e., the number of years remaining under the "evergreen" provisions of his employment agreement). Further, in such circumstance, all unvested and/or unexercisable options held by Mr. Massino would become immediately vested and exercisable. The agreement also provides for payment upon consummation of certain changes of control (as defined below), provided that the Company would not be required, on a change of control, to pay Mr. Massino any amounts that would constitute an "excess parachute payment" under the Internal Revenue Code. For purposes of the employment agreement with Mr. Massino, a "change of control" would include, among other events set forth in that agreement, (i) a sale, lease or transfer of all or substantially all of its assets, (ii) the adoption by its shareholders of a plan relating to Senetek's liquidation or dissolution, (iii) Senetek's merger or consolidation, following which its shareholders immediately prior to such event hold less than 50% of the voting power of the surviving or resulting corporation, (iv) an acquisition by an individual or group of more than 50% of the Company's voting securities, and (v) a change in the Board of Directors that results in less than a majority of the Board being comprised of directors that have served on the Board of Directors for at least 12 months or who were approved by a majority of the Board at the time of their election or appointment.

The Company has a payment agreement dated March 5, 2007 with Mr. O'Kelly that requires the Company to make certain severance payments to Mr. O'Kelly in the event his employment is terminated under certain circumstances. If: (A) following a Change of Control, the Company does not retain Mr. O'Kelly as Chief Financial Officer or he is not offered a position of Equivalent Authority by the Company or a Successor Enterprise or (B) Mr. O'Kelly does not continue his employment with the Company or a Successor Enterprise after a Relocation, then, in either such event, the Company will continue to pay him his base salary as at the date of the Change of Control or Relocation for a period of six months following his separation from the Company or the Successor Enterprise.

The Compensation Committee believes the change in control provisions for the Chief Executive Officer and the Chief Financial Officer are appropriate because neither individual would likely be retained in the event of such a transaction and the provision of change in control benefits serves as an incentive for those individuals to continue to perform in the best interest of shareholders if such a transaction is under consideration.

Current Equity Holdings and Realization on Equity Holdings

OUTSTANDING EQUITY AWARDS
As at December 31, 2008

	Option Awards				
Name and Principal Position	**Number of Securities Underlying Unexercised Options Exercisable**	**Number of Securities Underlying Unexercised Options Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (4)**	**Option Exercise Price**	**Option Expiration Date**
Frank J. Massino	91,750	367,000 (1)	—	$2.50	01/17/2015
Chairman and Chief Executive	19,497	62,353 (2)	—	$2.50	01/17/2015
Officer (PEO)	19,140	18,360 (3)	—	$1.60	12/17/2013
	75,000	—	75,000	$2.08	06/05/2013
	37,500	—	—	$4.40	12/16/2009
	75,000	—	—	$8.00	01/09/2009
William F. O'Kelly	11,612	37,138 (2)	—	$2.50	01/17/2015
Chief Financial Officer and	12,500	—	12,500	$2.08	06/05/2013
Secretary (PFO)					

(1) Options vest 20% at issue and 20% on each anniversary date through January 18, 2012
(2) Options vest ratably over 48 months through January 18, 2012
(3) Options vest ratably over 48 months through December 18, 2010
(4) On June 6, 2006, the Compensation committee awarded 150,000 non-qualified options to Mr. Massino and 25,000 non-qualified options to Mr. O'Kelly. The option grants have a term of seven years and were priced at the Company's share market price at the close of business on the grant date. The option grants vest 25% each with respect to calendar years 2006, 2007, 2008 and 2009 if and only if one of the two conditions ("A" or "B") described below are satisfied. If neither condition is satisfied with respect to the calendar year, the tranche applicable to that year plus any unvested cumulative tranches from prior years are carried forward to the following year and fully vested if one of the two conditions are met with respect to that year. The criterion for Condition B was met in 2007 and 2006; the shares are 50% vested at December 31, 2008. Neither Condition A or B was met in 2008, the shares that would have vested in 2008 have been carried forward to 2009.

Condition A

At any time during the calendar year, the closing price of Senetek PLC American Depositary Shares for a consecutive 60 day period averages "X" or higher, as defined below (provided that options shall not vest within the first six months after grant).

Condition B

"Net Operating Income" for the calendar year is greater than or equal to "Y" as defined below. For purposes of this calculation, "Net Operating Income" is defined as Operating Income computed in accordance with U.S. Generally Accepted Accounting Principles plus all operating expenses associated with any program to migrate from a UK legal entity to a US legal entity and operating expenses associated with the evaluation or institution of a share buyback program. Such expenses include, but are not limited to, professional fees, travel and temporary help and specifically exclude imputed value of any CEO or CFO compensation expense except if that compensation expense is directly attributable to the subject programs.

Calendar Year	Condition A: X equals	Condition B: Y equals
2006	$4.00	$1,200,000
2007	$5.60	$2,040,000
2008	$7.84	$2,356,000
2009	$10.96	$2,697,000

Option Exercises and Stock Vested

An "Option Exercises and Stock Vested" table has not been included as it is not required for Smaller Reporting Companies.

Post Employment Compensation

Disclosures for Pension Benefits and Non-Qualified Deferred Compensation are not included as there were no applicable transactions for the reporting period.

Potential Payments upon Termination or Change in Control

The Company currently has an employment agreement with Mr. Massino and a payment agreement with Mr. O'Kelly that include severance and change of control provisions. These provisions are fully described in the preceding section titled *Material Terms of Employment Agreements*. In the event Mr. Massino was to be terminated without cause or in the event of a change in control as described above, Mr. Massino would be entitled to a minimum lump sum payment of $370,000 (his current salary) plus a deemed bonus times three. In addition, all unvested stock options and restricted stock would immediately vest. In the event Mr. O'Kelly was to be terminated as a result of a change in control or relocation as described above, Mr. O'Kelly would be entitled to a lump sum payment of $107,500. No severance or change of control payments have been made or are currently due with respect to these agreements. There are no other employment agreements in place and no claims existed at December 31, 2008 with respect to employment agreements with past employees.

Director Compensation Tables and Narrative Disclosure

DIRECTOR COMPENSATION TABLE

Name (1)	Fees Earned or Paid in Cash	Option Awards (2) (3)	Total
Anthony Williams	$12,500	$40,044	$52,544
Rodger Bogardus	$12,500	$28,681	$41,181
Kerry Dukes	$12,500	$28,681	$41,181

(1) Mr. Massino is Chairman of the Board. His compensation is discussed in the Executive Compensation tables. He does not receive separate compensation as a director.

(2) Stock option compensation expense is computed in accordance with SFAS 123(R). See Note 9 of Notes to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 for computation details.

(3) Mr. Williams holds an aggregate total of 96,250 stock options at December 31, 2008. Mr. Bogardus and Mr. Dukes each hold an aggregate total of 42,500 stock options at December 31, 2008.

Effective January 1, 2008, each non-employee Director receives a $3,125 quarterly cash stipend. New non-employee Directors historically have been granted an option to purchase shares upon joining the Board. There is no established policy requiring such a grant. Subsequent equity grants in the form of stock options, restricted stock or a combination of stock options and restricted stock typically take place annually and are based on each Director's responsibility, experience, performance and ability to influence the Company's long-term growth and profitability.

Compensation Committee

Compensation Committee Practices and Procedures

The Compensation Committee of the Board of Directors, comprised solely of independent Directors, has the responsibility and authority to establish the compensation program for the Company's Executive Officers. The Compensation Committee is comprised of Mr. Kerry Dukes (Chairman) and Mr. Rodger Bogardus.

In addition, the committee may also request independent compensation survey data and proxy information from companies similar in nature and size for comparative purposes. The Company's executives may advise the committee but play no role in compensation decisions. The committee reserves the right to also consider other unique factors in setting compensation levels and to adjust or recover for awards of payments if the Company adjusts or restates performance measures in a manner that would reduce the size of an award or payment.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee operates pursuant to a written charter adopted by the Board of Directors.

The role of the Audit Committee is to oversee the Company's financial reporting process on behalf of the Board of Directors, including the selection of the Company's independent certified public accountants and the approval of services and fees provided by the independent certified public accountants. Management of the Company has the primary responsibility for the Company's financial statements as well as the Company's financial reporting process, principles and internal controls. The independent auditors are responsible for performing an audit of the Company's financial statements and expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles.

In this context, the Audit Committee reviewed and discussed the audited financial statements of the Company as of and for the year ended December 31, 2008 with management and the independent auditors. The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 114, *Auditor's Communication With Those Charged With Governance*, as modified or supplemented. In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by Rule 3526 of the Public Company Accounting Oversight Board, *Communication with Audit Committees Concerning Independence*, and it discussed with the auditors their independence from the Company. The Audit Committee also considered whether the independent auditors' provision of non-audit services to the Company is compatible with maintaining the auditors' independence.

Based on the reports and discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 for filing with the Securities and Exchange Commission.

KERRY DUKES
RODGER BOGARDUS

Audit Committee
October 15, 2009

PROPOSAL TWO
ACCOUNTS AND REPORTS

The Board of Directors wishes to obtain from the shareholders their approval to receive the Company's annual accounts for the financial year ended December 31, 2008 together with the last Directors' report and Auditors' report on those accounts.

Vote Required

Adoption of Proposal Two requires the affirmative vote of a majority of the holders of Ordinary shares cast in person at the Annual Meeting or, if a poll is taken, the holders of a majority of the Ordinary shares cast in person or by proxy at the Annual Meeting, including those Ordinary shares represented by ADRs.

Board of Directors Recommendation

The Board of Directors believes that adoption of Proposal Two is in the best interest of the Company and its shareholders and, accordingly, recommends a vote "FOR" the proposal, to allow the Board of Directors to receive the Company's annual accounts for the financial year ended December 31, 2008 together with the last Directors' report and Auditors' report on those accounts.

PROPOSAL THREE
INDEPENDENT AUDITORS

The Board of Directors wishes to obtain from the shareholders their approval for the appointment of Macias Gini & O'Connell LLP as the Company's independent auditors with respect to its filings made with the SEC for the financial year ending December 31, 2009, and to authorize the Directors (acting through the Audit Committee) to fix their remuneration. The Board of Directors also wishes to obtain from the shareholders their approval for the appointment of BDO Stoy Hayward, the United Kingdom member firm of the Company's former U.S. independent auditors, as the Company's independent auditors with respect to statutory filings required in the United Kingdom for the financial year ending December 31, 2009, and to authorize the Directors (acting through the Audit Committee) to fix their remuneration. BDO Stoy Hayward was first appointed as auditors by the Directors in November 1998. Macias Gini & O'Connell LLP was appointed by the Board in August 2005. Representatives of Macias Gini & O'Connell LLP are expected to be available by phone at the Annual Meeting, will have the opportunity to make a statement if they so desire, and will be available to respond to appropriate questions. If the appointment of Macias Gini & O'Connell LLP and BDO Stoy Hayward as the Company's auditors is approved, the Board intends to delegate the determination of the audit fees to the Audit Committee. If the appointment of Macias Gini & O'Connell LLP and BDO Stoy Hayward is not approved by the shareholders, the adverse vote will be considered a directive to the Board of Directors and the Audit Committee to select other independent certified public accountants to serve as the Company's auditors for the financial year ending December 31, 2009.

Aggregate fees billed by Macias Gini & O'Connell LLP and BDO Stoy Hayward for 2008 and 2007 were as follows:

Type of Service	2008	2007
Audit Fees (1)	$ 211,000	$ 205,000
Tax Fees (2)	26,000	36,000
Other Audit Related Fees (3)	-	-
All Other Fees (4)	-	-
Total	$ 237,000	$ 241,000

(1) **Audit Fees:** This category includes fees for the audit of our annual financial statements, review of the financial statements included in our quarterly reports on Form 10-Q and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and statutory audits required by non-U.S. jurisdictions.

(2) **Tax Fees:** This category consists of fees for professional services rendered by BDO Stoy Hayward for United Kingdom tax compliance including tax return preparation, technical tax advice and tax planning.

(3) **Other Audit Related Fees:** None

(4) **All Other Fees:** None

The Audit Committee has established a policy governing Company management's use of the Company's auditors for non-audit services. Under the policy, management may use non-audit services of the auditors that are permitted under SEC rules and regulations, provided that management obtains the Audit Committee's approval before such services are rendered. All fees identified above under the captions "Audit Fees" and "Tax Fees" that were billed by Macias Gini & O'Connell LLP and BDO Stoy Hayward were approved by the Audit Committee or the full Board on its behalf. The Audit Committee determined that the rendering of other professional services for tax compliance and tax advice by BDO Stoy Hayward was compatible with maintaining its independence.

Vote Required

Adoption of Proposal Three requires the affirmative vote of a majority of the holders of Ordinary shares cast in person at the Annual Meeting or, if a poll is taken, the holders of a majority of the Ordinary shares cast in person or by proxy at the Annual Meeting, including those Ordinary shares represented by ADRs.

Board of Directors Recommendation

The Board of Directors believes that adoption of Proposal Three is in the best interests of the Company and its shareholders and, accordingly, recommends a vote "FOR" the ratification of the appointment of Macias Gini & O'Connell LLP and BDO Stoy Hayward as the Company's auditors for the financial year ending December 31, 2009 and the authorization of the Directors (acting through the Audit Committee) to fix their remuneration.

OTHER MATTERS

At the time of the preparation of this Proxy Statement, the Board of Directors knows of no other matter which will be acted upon at the Annual Meeting. If any other matters are presented properly for action at the Annual Meeting or at any postponement or adjournment thereof, it is intended that the proxies will be voted with respect thereto in accordance with the best judgment and in the discretion of the proxy holders, insofar as such proxies are not limited to the contrary.

ANNUAL REPORT ON FORM 10-K

SHAREHOLDERS MAY OBTAIN ADDITIONAL COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR 2008 AS FILED WITH THE SEC WITHOUT CHARGE BY WRITING TO THE COMPANY AT 831 LATOUR COURT, NAPA, CALIFORNIA 94558, USA.

By Order of the Board of Directors

William O'Kelly
Secretary

October 15, 2009

NOTICE OF ANNUAL GENERAL MEETING

SENETEK PLC
(the "Company")

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held on Monday, December 14, 2009 at the Meritage Hotel, 875 Bordeaux Way, Napa, California, 94558, at 10:00 a.m. Pacific Standard Time, for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY BUSINESS

1. To re-elect Kerry Dukes as a Director;
2. To receive the Company's annual accounts for the financial year ended December 31, 2008 together with the last director report and auditors' report on those accounts;
3. To appoint Macias Gini & O' Connell LLP and BDO Stoy Hayward as the Company's independent auditors for the financial year ending December 31, 2009 at a remuneration to be determined by the directors.

and to transact such other business as may properly come before the Annual General Meeting and any adjournments and postponements thereof.

By order of the Board of Directors

William F. O'Kelly
Secretary

The Company's principal executive offices are located at 831 Latour Court, Napa, California 94558 and the telephone number at that address is (707) 226-3900. The registered office of Senetek PLC is at Sceptre Court, 40 Tower Hill, London, EC3N 4DX, England. A copy of the Company's Annual Report and Form 10-K for the year ended December 31, 2008, which contains audited consolidated financial statements and other information, accompanies this Notice and the enclosed Proxy Statement.

Important Notice of Internet Availability. This proxy statement and the accompanying 2008 Annual Report on Form 10-K are also available to the public for viewing on the Internet at *http://www.senetekplc.com*.

A holder of Ordinary shares of the Company entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote in his or her stead. A proxy need not be a member of the Company.

October 15, 2009